Filed Pursuant to Rule 433

Registration Statement No. 333-280641

Issuer Free Writing Prospectus Relating to

Preliminary Prospectus Supplement Dated August 20, 2024 and

Prospectus Dated July 1, 2024

PRICING TERM SHEET

August 20, 2024

$450,000,000 5.850% SENIOR NOTES DUE 2034

Issuer:	Globe Life Inc.

Expected Ratings*:	Baa1 (Moody’s) / A (S&P) / BBB+ (Fitch)

Title of Securities:	5.850% Senior Notes due 2034 (the “Notes”)

Security Type: Format: Trade Date:	Senior Unsecured Fixed Rate Notes SEC Registered August 20, 2024

Settlement Date:	August 23, 2024 (T+3)**

Maturity Date:	September 15, 2034

Principal Amount:	$450,000,000

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2025

Coupon (Interest Rate):	5.850% per annum

Yield to Maturity:	5.876%

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price / Yield:	100-13 / 3.826%

Spread to Benchmark Treasury:	+205 basis points

Price to Public:	99.799% of the principal amount, plus accrued interest, if any

Underwriting Discount:	0.65%

Net Proceeds (Before Expenses):	$446,170,500

Optional Redemption:

Prior to the Par Call Date (as set forth below), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 35 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call Date:	June 15, 2034 (three months prior to the maturity date of the Notes)

CUSIP / ISIN:	37959EAC6 / US37959EAC66

Joint Book-Running Managers:	BofA Securities, Inc. Regions Securities LLC Truist Securities, Inc. Wells Fargo Securities, LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC

Co-Managers:	Comerica Securities, Inc. Huntington Securities, Inc. Siebert Williams Shank & Co., LLC (acting on behalf of Northern Trust) TCBI Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed an effective registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the preliminary prospectus supplement and accompanying prospectus, and, when available, the final prospectus supplement relating to the offering if you request them by contacting BofA Securities, Inc. (toll-free) at 1-800-294-1322, Regions Securities LLC (toll-free) at 1-800-850-7758, Truist Securities, Inc. (toll-free) at 1-800-685-4786 or Wells Fargo Securities, LLC (toll-free) at 1-800-645-3751.

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